AB
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UNI
SECURITIES AND I
08029455
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bainbridge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Oxford Valley Road - Suite 801 B
(No. and Street)

Yardley (City) PA (State) 19067-7714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malinda Powers Berardino (215) 321-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
~~Section~~

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
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OATH OR AFFIRMATION

I, Malinda Powers Berardino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bainbridge Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

2/11/08
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Ruth A. Bilbee, Notary Public
Bristol Twp., Bucks County
My Commission Expires Oct. 9, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAINBRIDGE SECURITIES INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2007

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

BAINBRIDGE SECURITIES INC.

TABLE OF CONTENTS

Tait, Weller & Baker LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying statement of financial condition of Bainbridge Securities Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Securities Inc. as of December 31, 2007, the results of its operations, the changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 25, 2008

BAINBRIDGE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 388,336
Receivable from brokers	67,210
Current income tax receivable	5,252
Prepaid expenses	50,092
Deposit with clearing organization	5,000
Total Current Assets	515,890
FIXED ASSETS	
Property and equipment – net of accumulated depreciation of $2,042	1,054
GOODWILL	1,733,285
DEFERRED INCOME TAXES	24,685
OTHER ASSETS	1,016
Total Assets	$2,275,930

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 84
Accrued income taxes payable	175,861
Accrued expenses	83,973
Accounts payable to affiliates	23,577
Other liabilities	3,960
Total Current Liabilities	287,455
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, 510 shares issued and outstanding	510
Additional paid-in capital	1,942,330
Retained earnings	45,635
Total Stockholder's Equity	1,988,475
Total Liabilities and Stockholder's Equity	$2,275,930

BAINBRIDGE SECURITIES INC.

STATEMENT OF INCOME

Year ended December 31, 2007

Revenues	
Commissions	$ 762,569
Mutual fund fees	1,586,832
Other income	74,423
Annuities	361,200
Wrap fees	114,193
	2,899,217
Operating Expenses	
Salaries, wages and commissions	1,211,660
Employee benefits and payroll taxes	181,961
Clearing charges	273,352
Allocated expenses	383,208
Quote system	50,255
Registration and regulatory fees	25,778
Professional fees	21,645
Other operating expenses	216,755
Total operating expenses	2,364,614
Net Income Before Taxes	534,603
Provision For Income Taxes	229,211
Net Income	$ 305,392

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2007	510	$510	$1,842,330	$ 140,243	$1,983,083
Contributed capital	-	-	100,000	-	100,000
Net income	-	-	-	305,392	305,392
Dividends	-	-	-	(400,000)	(400,000)
Balances, December 31, 2007	510	$510	$1,942,330	$ 45,635	$1,988,475

BAINBRIDGE SECURITIES INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 305,392
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	737
Deferred taxes	(24,685)
Changes in current assets and liabilities	
Receivable from brokers	11,499
Other receivables	62,711
Prepaid expenses	(10,903)
Other assets	(2,178)
Accounts payable	5,104
Accrued expenses and taxes payable	175,305
Other liabilities	3,960
Net cash provided by operating activities	526,942
Cash flows from financing activities	
Contributed capital	100,000
Dividends	(400,000)
Net cash used in financing activities	(300,000)
Net increase in cash	226,942
Cash	
Beginning of year	161,394
End of year	$ 388,336

See notes to financial statements.

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Bainbridge Securities Inc. (the ***"Company"***), a fully disclosed introducing broker-dealer located in Yardley, Pennsylvania, is registered with the Securities and Exchange Commission ***("SEC")***, various State Securities Commissions and the Financial Industry Regulatory Authority ***("FINRA")***. The Company is engaged primarily in institutional and retail securities brokerage services.

The Company is a wholly owned subsidiary of Sterling Financial Corp. (the ***"Parent"***). On October 15, 2003, the former shareholders sold all of their stock in the Company. In connection with this transaction, the excess of the purchase price over the net assets acquired has been classified as goodwill.

On July 19, 2007, the Parent announced that it had agreed to merge with The PNC Financial Services Group, Inc. The merger is subject to customary closing conditions, including regulatory approval and approval by stockholders. The merger will be submitted to stockholders for approval at a special meeting of stockholders to be held on or about March 26, 2008.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis.

CASH

For purposes of the statement of cash flows, cash includes money market funds, time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

GOODWILL

Goodwill represents the excess of the purchase price over the net assets acquired in the stock buyout transaction. Goodwill will be reviewed on a periodic basis for impairment. Goodwill at December 31, 2007 is $1,733,285.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its Parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the Parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions taken on federal, state and local income tax returns for all open tax years (2004-2007) and has concluded that no additional adjustments are required in the Company's financial statements.

(2) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3 (k) (2) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker-dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $138,115 which exceeded its net capital requirement of $19,162 by $118,953. The Company's ratio was 2.08 to 1 of aggregate indebtedness to net capital.

(3) DUE FROM CLEARING BROKERS

The Company generally introduces its clients' transactions on a fully disclosed basis to its clearing broker for execution, clearance, and depository operations in accordance with the terms of their clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers pursuant to the terms of its clearing agreement.

(4) RELATED PARTY TRANSACTIONS

The Company leases its office space under a non-cancelable, operating lease from a former shareholder of the Company which expires December 31, 2008. Rent expense for 2007 was $19,584.

The future rental commitments for future fiscal years are as follows:

Year ending December 31,	Amount
2008	$20,376

Included in Wrap Fee revenue is $50,291 in investment advisory fees that the Company collects and pays to its affiliated investment advisor. The offsetting payment to this revenue is included in Other Operating Expenses. Operating expenses allocated to the Company by its parent were $383,208.

(5) INCOME TAXES

The provision for income taxes consists of the following:

Current	
Federal	$191,023
State and local	59,833
	250,856
Deferred	
Federal	(16,451)
State and local	(5,194)
	(21,645)
Total	$229,211

The deferred tax asset of $24,685 at December 31, 2007 is comprised primarily of deferred compensation.

(6) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit related losses.

During the year ended December 31, 2007, the Company had revenues from a related party which approximated 20% of total revenues.

SUPPLEMENTAL INFORMATION

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying financial statements of Bainbridge Securities Inc. for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 25, 2008

BAINBRIDGE SECURITIES INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net capital	
Stockholder's equity	$1,988,475
Deductions	
Non-allowable assets	
Money Market rebate	2,084
Receivables, prepaids, and other	82,163
Mutual Fund trailers	8,889
Goodwill	1,733,285
Total non-allowable assets	1,826,421
Haircuts to Money Market balance	4,939
Fidelity bond deductible in excess of $5,000	19,000
Net capital	$ 138,115
Minimum capital requirements	$ 19,162
Excess net capital	$ 118,953
Aggregate indebtedness	$ 287,455
Ratio of aggregate indebtedness to net capital	208.13%

The net capital as reported in the Company's unaudited Focus report agrees with the audited net capital reported above.

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bainbridge Securities, Inc.
Yardley, Pennsylvania

In planning and performing our audit of the financial statements of Bainbridge Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 25, 2008

END